VIA EDGAR

August 16, 2013

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Cleveland BioLabs, Inc. (File No.: 001-32954)
SEC Comment Letter dated August 5, 2013

Dear Mr. Riedler:

On behalf of Cleveland BioLabs, Inc. (“CBLI”), we refer to the letter dated August 5, 2013 (the “Letter”) from you relating to CBLI’s Form 10-K for the fiscal year ended December 31, 2012. We will be responding to the Letter on or prior to August 30, 2013.  We believe the additional time is required in order to properly review and finalize the responses.

If you require additional information, please telephone the undersigned at (716) 849-6810.

Sincerely,

/s/ Yakov Kogan
Yakov Kogan, Ph.D., MBA
Chief Executive Officer
Cleveland BioLabs, Inc.

Cleveland BioLabs, Inc.  |  73 High Street  |  Buffalo, NY 14203  |  www.cbiolabs.com
P (716) 849-6810  |  F (716) 849-6820